Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX: SVM	February 9, 2011
NYSE: SVM

SILVERCORP ANNOUNCES Q3 DIVIDEND OF CAD$0.02

VANCOUVER, British Columbia – February 9, 2011 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) today announced that its Board of Directors has declared its third quarter fiscal 2011 dividend of CAD$0.02 per share, to be paid on or before April 21, 2011 to shareholders of record at the close of business on March 31, 2011. The dividends are considered eligible dividends for Canadian tax purposes.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp in the Henan Province of China. Silvercorp is currently building the GC silver-lead-zinc project in Guangdong Province as its second China production base and this will be followed by the third production foothold at the recently acquired BYP gold-lead-zinc project in Hunan Province. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information:

SILVERCORP METALS INC. Rui Feng, Chairman/CEO & Lorne Waldman, Corporate Secretary Phone:(604) 669-9397, Toll Free Phone: 1-888-224-1881 Fax: (604) 669-9387, Email: info@silvercorp.ca, website: www.silvercorp.ca.